As filed with the Securities and Exchange Commission on February 23, 2016
Registration No. 333-209463

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM F-7
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

NAUTILUS MINERALS INC.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Level 3, 33 Park Road
Milton, Queensland 4064
Australia
Telephone Number: + 61-7-3318-5555
(Address and telephone number of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Telephone: 302-738-6680
(Name, address and telephone number of agent for service in the United States)

Copies to:

Corey Dean	Herbert I. Ono
DuMoulin Black LLP	McMillan LLP
10th Floor – 595 Howe St	Suite 1500 – 1055 West Georgia Street
Vancouver, British Columbia	Vancouver, British Columbia
Canada V6C 2T5	Canada V6E 4N7
Tel: (604) 687-1224	Tel: (604) 691-7493

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after the filing of the next amendment to this registration statement.

1

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box:[   ]

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

II-2

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

I-1

IF YOU ARE A REGISTERED SHAREHOLDER AND RESIDENT IN AN ELIGIBLE JURISDICTION OR A PRE-APPROVED JURISDICTION, YOUR RIGHTS CERTIFICATE IS ENCLOSED. PLEASE READ THIS MATERIAL CAREFULLY AS YOU ARE REQUIRED TO MAKE A DECISION PRIOR TO 2:00 P.M. (VANCOUVER TIME) ON APRIL 6, 2016.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Company Secretary of Nautilus Minerals Inc. at Level 3, 33 Park Road, PO Box 1213, Milton, Queensland, Australia 4064 (Telephone +61-73318-5555) or 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 (Telephone 604-687-1224) and are also available electronically at www.sedar.com.

With respect to the United Kingdom, this short form prospectus is being made to and directed at and the securities being offered hereunder are only available to: (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are: (a) a "qualified investor" within the meaning of Section 86(7) of the United Kingdom Financial Services and Markets Act 2000, as amended ("FSMA"), acting as principal or in circumstances where Section 86(2) FSMA applies; and (b) also: (1) within the categories of persons referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the United Kingdom Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Financial Promotion Order"); or (2) are otherwise lawfully permitted to receive them (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document contains no offer of transferable securities to the public in the United Kingdom within the meaning of sections 85(1) and 102B FSMA. This document is not a prospectus for the purposes of Section 85(1) FSMA. Accordingly, this document has not been examined or approved as a prospectus by the United Kingdom Financial Conduct Authority (the "FCA") under Section 87A FSMA or by the London Stock Exchange and has not been filed with the FCA pursuant to the rules published by the FCA implementing the Prospectus Directive (2003/71/EC) (the "United Kingdom Prospectus Rules") nor has it been approved by a person authorized under FSMA, for the purposes of Section 21 FSMA.

SHORT FORM PROSPECTUS

Rights Offering	February 23, 2016

NAUTILUS MINERALS INC.

$103,000,000

OFFERING OF RIGHTS TO SUBSCRIBE FOR UP TO 686,666,666 COMMON SHARES
AT A PRICE OF $0.15 PER COMMON SHARE

Nautilus Minerals Inc. (the "Company" or "Nautilus") is distributing (the "Offering") to the holders of its outstanding common shares (the "Common Shares") of record ("Shareholders") at the close of business (Vancouver time) on March 1, 2016 (the "Record Date") one right (the "Right") for each Common Share held which will entitle the Shareholders to subscribe for up to an aggregate of 686,666,666 Common Shares for gross proceeds to the Company of up to approximately $103,000,000.

The Rights are evidenced by transferable certificates in registered form (the "Rights Certificates"). Each Shareholder is entitled to one Right for each Common Share held on the Record Date. For each Right held, the holder thereof is entitled to purchase 1.541329 Common Shares (the "Basic Subscription Privilege") at a price of $0.15 per Common Share (the "Subscription Price") prior to 2:00 p.m. (Vancouver time) (the "Expiry Time") on April 6, 2016 (the "Expiry Date"). No fractional Common Shares will be issued. RIGHTS NOT EXERCISED BEFORE THE EXPIRY TIME WILL BE VOID AND OF NO VALUE. Shareholders who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for additional Common Shares (the "Additional Shares"), if available, pursuant to an additional subscription privilege (the "Additional Subscription Privilege"). See "Description of Offered Securities — Additional Subscription Privilege". Any subscription for Common Shares will be irrevocable once submitted.

- ii -

	Subscription Price	Proceeds to the Company(2)
Per Common Share	$0.15	$0.15
Total Offering(1)	$103,000,000	$103,000,000

(1)	Assuming exercise in full of all of the Rights issued under the Offering.
(2)	Before deducting the expenses of the Offering, estimated to be approximately $450,000.

Pursuant to the requirements of the Toronto Stock Exchange ("TSX"), completion of the Offering is not subject to raising a minimum amount of proceeds. The Company has not entered into a standby commitment with any person or company in respect of the Offering. This means that the Company could complete this Offering after raising only a small proportion of the Offering amount set out in the table above. See "Use of Proceeds".

This prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights in each province of Canada (other than Quebec). This prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). The provinces of Canada (other than Quebec) and the United States are collectively referred to in this prospectus as the "Eligible Jurisdictions". Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including California, Ohio, Arizona, Arkansas, Iowa, Minnesota and Wisconsin) may not permit the Company to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Company's ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions (as defined below) under the Offering.

The Rights distributed under this prospectus and the Common Shares issuable upon the exercise of the Rights will be listed on the TSX. The Common Shares currently outstanding are listed and posted for trading on the TSX under the symbol "NUS" and are quoted on the OTCQX International (Nasdaq International Designation) under the symbol "NUSMF". On February 22, 2016, the closing price for the Common Shares on the TSX was $0.24 per share and on the OTCQX International was US$0.185 per share.

The Rights are fully transferable into and within the Eligible Jurisdictions in Canada by the holders thereof. The Rights may not be transferred to any person within the United States. Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSX.

Computershare Investor Services Inc. (the "Subscription Agent"), at its principal office in the City of Vancouver, British Columbia (the "Subscription Office"), is the subscription agent for this Offering. See "Description of Offered Securities — Subscription and Transfer Agent".

For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a "CDS Participant") in the book based system administered by CDS Clearing and Depository Services Inc. ("CDS"), a subscriber in an Eligible Jurisdiction or an Approved Eligible Holder (as defined herein) may subscribe for Common Shares by instructing the CDS Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber's Rights prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Shares requested. Any excess funds will be returned by mail or credited to the subscriber's account with its CDS Participant without interest or deduction. Subscriptions for Common Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. See "Description of Offered Securities — Rights Certificate — Common Shares Held Through CDS".

- iii -

For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this prospectus to each registered Shareholder as of the close of business on the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus. All exercises of Rights are irrevocable once submitted. See "Description of Offered Securities — Rights Certificate — Common Shares Held in Registered Form".

If a Shareholder does not exercise, or sells or otherwise transfers, its Rights, then such Shareholder's current percentage ownership in the Company will be diluted as a result of the exercise of Rights by other Shareholders.

This prospectus qualifies the distribution of the Rights as well as the Common Shares issuable upon exercise of the Rights in the Eligible Jurisdictions. The Rights as well as the Common Shares issuable upon exercise of the Rights are not being distributed or offered to Shareholders in any jurisdiction other than the Eligible Jurisdictions (an "Ineligible Jurisdiction") and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction (an "Ineligible Holder"). This prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction, other than Pre-Approved Jurisdictions (as defined herein). Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See "Description of Offered Securities — Ineligible Holders".

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

There are risks associated with an investment in the Common Shares. See "Risk Factors" for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in the Common Shares.

The Company's two largest shareholders, MB Holding Company LLC, which, together with its affiliates (collectively, "MB"), holds approximately 28% of the outstanding Common Shares, and Metalloinvest Holding (Cyprus) Limited, which, together with its affiliates (collectively, "Metallo"), holds approximately 21% of the outstanding Common Shares, have each indicated to the board of directors of the Company their present intention to participate in the Offering by exercising all or a portion of their Basic Subscription Privilege, but they will determine the extent of their participation in the contexts of the market and there can be no assurance that either MB or Metallo will exercise their Basic Subscription Privilege. The Company believes that insiders of the Company, including MB and Metallo, will be issued Rights to purchase approximately 331,794,574 Common Shares, representing approximately 50% of the Offering. See "Intention of Insiders to Exercise Rights".

All calculations of outstanding Common Shares in this prospectus exclude outstanding Common Shares that have been issued under, and remain subject to the restrictions of, the Company's Share Loan Plan. See "Description of Share Capital – Loan Shares".

- iv -

The Company's head office in Canada is located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6. The Company also has a project and operations office located at Level 3, 33 Park Road, Milton, Queensland, Australia 4064, PO Box 1213. The Company's registered and records office is located at 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5. The Company also has a corporate office located at Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5.

The persons signing the Company's certificate page for this prospectus, the balance of the Company's directors and certain persons for whom the Company is required to file a consent in connection herewith, reside outside of Canada. See "Enforcement of Judgments Against Foreign Persons".

We are permitted to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies.

Owning the securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. See "Certain U.S. Federal Income Tax Considerations". You should read the tax discussion in any applicable prospectus supplement.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are existing under the laws of British Columbia, some or all of our officers and directors may be residents of a country other than the United States, some or all of the experts named in this prospectus may be residents of a country other than the United States, and all of our assets are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC"). NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

ABOUT THIS PROSPECTUS

In this prospectus, "Nautilus", the "Company", "we", "us" and "our" refer collectively to Nautilus Minerals Inc. and each of its material subsidiaries, unless the context otherwise requires.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering the Rights, and offering to sell and seeking offers to buy the Common Shares, only in jurisdictions where, and to persons to whom, offers and sales are lawfully permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Rights or Common Shares. You should bear in mind that although the information contained in this prospectus is accurate as of any date on the front of such documents, such information may also be amended, supplemented or updated by the subsequent filing of additional documents deemed by law to be or otherwise incorporated by reference into this prospectus and by any subsequently filed prospectus amendments.

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this prospectus are references to Canadian Dollars. The Company prepares its annual financial statements, including those incorporated herein by reference, in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board, and its interim financial statements, including those incorporated herein by reference, in accordance with International Accounting Standard 34, Interim Financial Reporting. As a result, the Company's financial statements may not be comparable to financial statements of United States companies that report in accordance to United States Generally Accepted Accounting Principles ("U.S. GAAP"). The Company presents its financial statements in United States dollars.

CANADIAN MINERAL DISCLOSURE STANDARDS

This prospectus has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. In Canada, an issuer is required to provide technical information with respect to mineralization, including reserves and resources, if any, on its mineral exploration properties in accordance with Canadian requirements, which differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC") applicable to registration statements and reports filed by United States companies pursuant to the 1933 Act or the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, information contained or incorporated by reference in this prospectus concerning descriptions of mineralization under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

Mineral resource estimates included in this prospectus and in any document incorporated by reference herein or therein have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining and Metallurgy Classification System, as required by Canadian securities regulatory authorities. In particular, this prospectus and any document incorporated by reference herein, include the terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource." While these terms are recognized and required by Canadian regulations (under NI 43-101), the SEC does not recognize them. In addition, a document incorporated by reference in this prospectus includes disclosure of "contained ounces" of mineralization. Although such disclosure is permitted under Canadian regulations, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, mineralization may not be classified as a "reserve" for United States reporting purposes unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

United States investors are cautioned not to assume that any part or all of the mineral deposits identified as a "measured mineral resource", "indicated mineral resource" or "inferred mineral resource" will ever be converted to reserves as defined in NI 43-101 or SEC Industry Guide 7. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation (together, "forward-looking statements"), which include all statements other than statements of historical fact. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and, except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Capitalized terms used and not defined herein are defined in the AIF (as defined in "Documents Incorporated by Reference" below).

Forward-looking statements include, but are not limited to, statements with respect to the future price of copper, gold and other metals; the estimation of mineral resources; the realization of mineral resource estimates; plans for establishing or expanding mineral resource estimates on the Projects; the construction and delivery of the PSV (also referred to in this prospectus as the "Production Support Vessel"); the fulfillment of the obligations under the Tongling Sales Agreement and the timing and sustainability of such arrangements; costs and timing of the development of the Seafloor Production System; the Company's SMS prospects (including Solwara 1) and new deposits; success of exploration and development activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of exploration operations; the Company's financial position; business strategy; plans and objectives of management for future operations; the design and performance of the PSV and SPTs (also referred to in this prospectus as the "Seafloor Production Tools"); and the procurement of the PSV. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk of failure to obtain required equity or debt funding; the risk that material assumptions listed in the paragraph below will not be borne out; changes in project parameters as plans continue to be refined; any additional permitting or licensing requirements associated with  any modifications to the scope of the Solwara 1 Project; future prices of copper, gold and other metals being lower than expected; the over-arching risk that the Company will not commence production of mineralized material; possible variations in resources, grade or recovery rates; the risk of failure to conclude the investigation into the cyber-attack, the inability to reach agreement with MAC as to the deposit under the vessel charter agreement, the insolvency of MAC or the applicable shipyard and other events which may cause a delay to the delivery of the PSV; the risk that the obligations under the Tongling Sales Agreement are not fulfilled; late delivery of the PSV and SPTs or other equipment; variations in the cost of the PSV and SPTs or other equipment; variations in exchange rates; the failure to obtain regulatory approval for financings; changes in the cost of fuel and other inflationary factors; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.

Other risks are discussed in this prospectus under "Risk Factors".

Such forward-looking statements are current only as at the date on which they are stated to be made and are based on numerous material assumptions (that management believes were reasonable at the time they are made) regarding the Company's present and future business strategies and the environment in which the Company will operate in the future, including the Company's continued compliance with regulatory requirements and the estimated costs and availability of funding for the continued development of the Seafloor Production System. The Company has also assumed that market fundamentals will result in sustained copper and gold demand and prices; that the proposed development of its Seafloor Production System will be viable operationally and economically and proceed as expected; and that any additional financing needed will be available on reasonable terms. With respect to the arrangement with MAC, the Company is assuming that the parties will observe their obligations, that the investigation into the cyber-attack will reach a timely conclusion and that MAC and the Company can agree how to proceed in relation to the payment of the deposit under the vessel charter agreement. Other assumptions are discussed throughout the AIF and, in particular, under the heading "Risk Factors" in the AIF, and under "Critical Accounting Estimates and Judgments" and "Critical Accounting Estimates" in the management's discussion and analysis incorporated herein by reference.

Although the Company has attempted to identify important factors that could cause actual results to differ materially, the assumptions made may not prove to be correct or there may be unknown risks, uncertainties and other important factors beyond the Company's control that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Except as may be required by applicable laws, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

CURRENCY AND EXCHANGE RATE INFORMATION

This prospectus contains references to United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to "$" or "C$" are to Canadian dollars and references to "US$" are to U.S. dollars.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the three years ended December 31, 2015, December 31, 2014, and December 31, 2013 as reported by the Bank of Canada, were as follows:

		Year Ended December 31
	2015	2014	2013
	(C$)	(C$)	(C$)
Closing(1)	1.3840	1.1601	1.0636
High(1)	1.3990	1.1643	1.0697
Low(1)	1.1728	1.0614	0.9839
Average(2)	1.2787	1.1045	1.0299

(1)	The exchange rates are nominal quotations (not buying or selling rates) of the daily noon exchange rates published by the Bank of Canada and are intended for statistical purposes.
(2)	Calculated as an average of the daily noon rates for each period.

On February 22, 2016, the Bank of Canada noon rate of exchange was C$1.00 = US$0.7307 or US$1.00 = C$1.3685.

The financial statements of the Company incorporated by reference herein are reported in United States dollars and have been prepared in accordance with IFRS.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions and similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained upon request without charge from Company Secretary of Nautilus Minerals Inc. at Level 3, 33 Park Road, PO Box 1213, Milton, Queensland, Australia 4064 (Telephone +61-73318-5555) or 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5 (Telephone 604-687-1224) and are also available electronically at www.sedar.com.

The following documents of Nautilus, filed with securities commissions and similar authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus:

1)	Annual Information Form dated March 30, 2015 and filed on SEDAR on March 31, 2015 (the "AIF");

2)

Audited consolidated financial statements for the years ended December 31, 2014 and December 31, 2013, together with the notes thereto and the auditors' report thereon, filed on SEDAR on March 31, 2015;

3)	Management's Discussion & Analysis for the years ended December 31, 2014 and December 31, 2013 and filed on SEDAR on March 31, 2015 (the "Annual MD&A");

4)	Unaudited consolidated financial statements for the three and nine month periods ended September 30, 2015 and September 30, 2014, together with the notes thereto, filed on SEDAR on November 9, 2015;

5)	Management's Discussion & Analysis for the nine months ended September 30, 2015, filed on SEDAR on November 9, 2015 (the "Interim MD&A");

6)	Material Change Report dated February 11, 2016 and filed on SEDAR on February 11, 2016, with respect to the announcement of the Offering and the filing of the preliminary prospectus;

7)

Material Change Report dated December 16, 2015 and filed on SEDAR on December 16, 2015, with respect to the Company entering into a new agreement with Tongling Nonferrous Metals Co. Ltd. ("Tongling") for the sale of material extracted from the Company's Solwara 1 Project (the "Tongling Sales Agreement");

8)	Material Change Report dated May 7, 2015 and filed on SEDAR on May 7, 2015, with respect to a change of directors of the Company;

9)

Material Change Report dated February 4, 2015 and filed on SEDAR on February 4, 2015, with respect to the pre-payment of the charterer's guarantee relating to the construction of the Production Support Vessel; and

10)	Management Information Circular dated May 7, 2015 and filed on SEDAR on May 19, 2015 prepared in connection with Nautilus' annual meeting of shareholders held on June 16, 2015 (the "AGM Circular").

Any documents of the Company of the type described in section 11.1 of Form 44-101F1 – Short Form Prospectus filed by the Company with any securities regulatory authorities after the date of this prospectus and prior to the termination of this distribution will be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not, except as so modified or superseded, be deemed to constitute a part of this prospectus.

MARKETING MATERIALS

Any "template version" of any "marketing materials" (as such terms are defined under applicable Canadian securities laws) that are prepared in connection with the Offering are not part of this prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this prospectus. Any template version of any marketing materials that has been, or will be, filed on SEDAR (www.sedar.com) before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this prospectus.

SUMMARY OF RIGHTS OFFERING

The following is a summary of the principal features of the Offering and should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this prospectus. Certain terms used in this summary and in the prospectus are defined elsewhere herein.

Issuer	Nautilus Minerals Inc.
The Offering.	The Offering consists of Rights to subscribe for up to approximately 686,666,666 Common Shares.

Eligible Jurisdictions

All provinces of Canada (other than Quebec) and the United States. Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including California, Ohio, Arizona, Arkansas, Iowa, Minnesota and Wisconsin) may not permit the Company to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Company's ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions under the Offering. The Company will only offer Rights in states where, and to such persons to whom, it is legally permitted to do so.

Pre-Approved Jurisdictions	The Commonwealth of Australia, New Zealand, the Republic of Cyprus, the British Virgin Islands, France and Oman.
Record Date	March 1, 2016
Commencement Date	March 7, 2016
Expiry Date	April 6, 2016
Expiry Time	2:00 p.m. (Vancouver time) on the Expiry Date. Rights not exercised at or before the Expiry Time will be void and have no value.
Subscription Price	$0.15 per Common Share.
Standby Commitment	There is no standby commitment.
Maximum Net Proceeds	Approximately $102,550,000, after deducting the estimated expenses of the Offering of approximately $450,000, and assuming exercise in full of the Rights.
Use of Proceeds

The Company intends to use the net proceeds of the Offering to advance the construction and development of the Company's Seafloor Production System (as defined in the AIF) and for general working capital requirements. See "Use of Proceeds".

Basic Subscription Privilege

Each Right entitles the holder thereof to subscribe for 1.541329 Common Shares upon payment of the Subscription Price per Common Share. No fractional Common Shares will be issued. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. See "Description of Offered Securities — Basic Subscription Privilege".

Additional Subscription Privilege

Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro rata for additional Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Privilege. See "Description of Offered Securities — Additional Subscription Privilege".

Exercise of Rights

For all Shareholders whose Common Shares are held in registered form with an address of record in an Eligible Jurisdiction or a Pre-Approved Jurisdiction, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of this prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "Description of Offered Securities — How to Complete the Rights Certificate". For Common Shares held through a CDS Participant, a subscriber in an Eligible Jurisdiction or a Pre-Approved Jurisdiction may subscribe for Common Shares by instructing the CDS Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant.

Holders in Ineligible Jurisdictions

This Offering is made in all of the Eligible Jurisdictions. No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Company has reason to believe is, an Ineligible Holder, except that the Company may accept subscriptions in certain circumstances from persons in such jurisdictions if the Company determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each, an "Approved Eligible Holder"). The Company is treating Shareholders of record on the Record Date in the Commonwealth of Australia, New Zealand, Cyprus, the British Virgin Islands, France and Oman (the "Pre-Approved Jurisdictions") as Approved Eligible Holders. No Rights Certificates will be mailed to Ineligible Holders (other than to Shareholders in Pre-Approved Jurisdictions) and Ineligible Holders (other than Shareholders in Pre- Approved Jurisdictions) will not be permitted to exercise their Rights. Registered holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or a Pre-Approved Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Vancouver time) on March 29, 2016 in order to provide the beneficial holders outside the Eligible Jurisdictions and Pre-Approved Jurisdictions an opportunity to claim the Rights Certificate by satisfying the Company that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Holders on such date or dates and at such price or prices as the Subscription Agent will determine in its sole discretion.

Holders of Rights who reside outside of the Eligible Jurisdictions and any persons (including any CDS Participants) who have a contractual or legal obligation to forward this document to a jurisdiction outside the Eligible Jurisdictions should read the section entitled "Description of Offered Securities – Ineligible Holders".

Listing and Trading	The Rights and the Common Shares issuable upon exercise of the Rights will be listed on the TSX.
Risk Factors	An investment in Common Shares is subject to a number of risk factors. See "Risk Factors".
United States Transfer Restrictions

The Rights may be transferred or resold only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSX. See "Description of Offered Securities – U.S. Shareholders".

SUMMARY DESCRIPTION OF BUSINESS

Summary

Nautilus is a company existing under the Business Corporations Act (British Columbia). Nautilus' current notice of articles were filed on SEDAR (www.sedar.com) on August 13, 2015 and its current articles were filed on July 24, 2013. See also "Corporate Structure" in the AIF.

Nautilus is a seafloor resource exploration and development company and the first publicly listed company to commercially explore the ocean floor for copper, gold, silver and zinc rich seafloor massive sulphide deposits and for manganese, nickel, copper and cobalt nodule deposits. Nautilus holds tenement licences and exploration applications in various locations in the western and central Pacific Ocean and is establishing a pipeline of prospects for development. The Company's goal is to develop a seafloor production system that can be used to extract resources from its seafloor prospects.

Nautilus' seafloor production system, once developed, has the potential to open a new frontier of resource development as land-based mineral deposits continue to be depleted and the cost of development and extraction continue to rise and grades continue to fall.

Nautilus has completed an independent NI 43-101 resource estimate for its Solwara 1 Project, where the Company plans to first deploy and test its seafloor production system. The Company has received both the mining lease and environmental permit for its Solwara 1 Project from the State of PNG. The Company's 85% interest in the Solwara 1 Project is held through a joint venture (the "Solwara 1 JV") with Eda Kopa (Solwara) Limited as the nominee of the Independent State of Papua New Guinea (the "State Nominee"), whose 15% interest is fully funded up to first production. In December 2015 the State Nominee elected not to exercise its option to take up to a further 15% interest in the Solwara 1 Project.

Nautilus has also released, through one of its 100% owned subsidiaries, Tonga Offshore Mining Limited, an independent NI 43-101 resource estimate in respect of its Clarion-Clipperton Fracture Zone polymetallic nodule project, located within the Central Pacific Ocean.

Recent Developments

New Offtake Agreement for Solwara 1 Project

On December 11, 2015, the Company announced it had entered into a new agreement with Tongling Nonferrous Metals Group Co. Ltd ("Tongling") for the sale of material extracted from the Company's Solwara 1 Project. Following a series of detailed negotiations focused on achieving a mutually beneficial and workable arrangement, the parties finalized the terms of the new take or pay agreement, referred to as the Master Ores Sales and Processing Agreement (the "MOSPA"), which replaces the terms of the previous binding heads of agreement dated April 21, 2012 between the parties (the "HOA"). The MOSPA was filed under the Company's profile on the SEDAR website (www.sedar.com).

Compared to the HOA, the terms of the MOSPA offer significant cost savings and reduced business risk to Nautilus, while giving Tongling the freedom to process the Solwara 1 material in a manner intended to optimize its return. The MOSPA has simplified the arrangements between the parties in many respects and it now operates as a more conventional material sales agreement where Tongling will pay Nautilus for a fixed proportion of copper, gold and silver in the mineralized material.

The copper payment will be for 95% of recoverable copper as determined by locked cycle testwork on samples of shipments. The gold payment is fixed at 50% of the contained gold in the mineralized material which represents a premium payment for gold compared to the HOA. Payment for silver is fixed at 30% of contained silver in the mineralized material. The Asian international copper concentrate benchmark will still be used as the basis for smelter treatment and refining charges related to the recoverable copper.

From Tongling's perspective, the MOSPA offers greater flexibility over the design and operation of a concentrator to be built specifically for the processing of Solwara 1 material. The construction of the concentrator will initially be financed by Tongling, with these costs recovered through a fixed plant capital fee payable by Nautilus monthly over the term of the MOSPA. Nautilus shall provide Tongling with a bank guarantee covering 50% of the concentrator capital cost. Tongling now has the exclusive right to market or process any pyrite concentrates produced from the Solwara 1 material, whereas under the HOA the parties were to jointly market any pyrite concentrates sharing any profit on a 50/50 basis.

For further details refer to the Company's material change report dated December 16, 2015.

Equipment Storage and Wet Testing Contracts

On January 18, 2016, the Company announced that it had signed agreements with United Engineering Services LLC ("UES") to provide support services associated with wet testing the Company's seafloor production equipment and storing the equipment as it is delivered from various suppliers prior to integration onto the Production Support Vessel.

The first of the equipment to be tested will be the three Seafloor Production Tools (SPTs). The SPTs are due for delivery from the Soil Machine Dynamics facility in Newcastle upon Tyne in the first half of 2016. Each machine is undergoing rigorous commissioning and factory acceptance testing which has been conducted in dry conditions on land. Once delivered, the SPTs will undergo extensive wet testing at Duqm Port in Oman which is designed to provide a submerged demonstration of the fully assembled SPTs and will involve submerged testing of control systems operations and feedback, hydraulic functions, collection system functions and survey and visualization systems.

On completion of the wet testing, the SPTs will be stored at UES facilities in Duqm, Oman for preservation and maintenance until integration on the Production Support Vessel which is expected to occur in 2017.

UES is a wholly-owned subsidiary of MB, which holds, directly or indirectly, approximately 28% of the outstanding Common Shares and has two nominee directors sitting on the Company's board (Dr. Mohammed Al Barwani and Tariq Al Barwani). Accordingly, the support services and equipment storage contracts with UES constitute a "related party transaction" of the Company under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101").

The board of directors of the Company, excluding the two interested directors, unanimously approved the contracts with UES, and determined that the transaction is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 in reliance on the exemptions set forth in sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that, at the time the transaction was agreed to, neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the transaction exceeds 25% of the Company's market capitalization.

Delivery of SPTs

On February 1, 2016 the Company announced that the Solwara 1 JV had taken delivery of the three SPTs from Soil Machine Dynamics Limited's facility in Newcastle upon Tyne. The three SPTs are being transported to Oman, where they are scheduled to undergo extensive wet testing at Duqm Port.

Assembly and Testing of SSLP

On February 4, 2016 the Company announced that the Solwara 1 JV was advised that factory acceptance testing on the Subsea Slurry Lift Pump ("SSLP") had commenced at the GE Oil & Gas manufacturing facility in Houston, USA. The SSLP is a key element in the Solwara 1 JV's seafloor production system. The SSLP and riser system is designed to transfer the mineralized material as slurry from the deep ocean up onto the Production Support Vessel, where the mineralized solids are removed. The return water is then filtered to 8 microns, and transferred back down to the pump via the auxiliary riser pipes where it is released back into the same environment from which it originally came.

INTENTION OF INSIDERS TO EXERCISE RIGHTS

The Company's two largest shareholders, MB and Metallo, have each indicated to the board of directors of the Company their present intention to participate in the Offering by exercising all or a portion of their Basic Subscription Privilege, but they will determine the extent of their participation in the contexts of the market and there can be no assurance that either MB or Metallo will exercise their Basic Subscription Privilege. The Company believes that insiders of the Company, including MB and Metallo, will be issued Rights to purchase approximately 331,794,574 Common Shares, representing approximately 50% of the Offering.

MB currently owns 122,316,260 Common Shares, representing approximately 28% of the outstanding Common Shares. If no Rights are exercised by persons other than MB and MB fully exercises its Basic Subscription Privilege, then following the Closing MB could own up to approximately 310,845,859 Common Shares, representing up to approximately 50% of the issued and outstanding Common Shares.

Metallo currently owns 90,668,516 Common Shares, representing approximately 21% of the outstanding Common Shares. If no Rights are exercised by persons other than Metallo and Metallo fully exercises its Basic Subscription Privilege, then following the Closing Metallo could own up to 230,418,529 Common Shares, representing up to approximately 40% of the issued and outstanding Common Shares.

The Company has determined that each of MB and Metallo is an Approved Eligible Holder.

RISK FACTORS

An investment in the Common Shares is highly speculative due to the nature of the Company's involvement in the exploration and development of undersea mineral resources. A prospective purchaser of Common Shares should carefully consider the information and risks faced by the Company described in this prospectus and the documents incorporated by reference including, without limitation, the risk factors set out under the heading "Risk Factors" in each of the AIF, the Annual MD&A and Interim MD&A incorporated by reference in this prospectus. Such risks may not be the only risks facing the Company; additional risks not currently known may also impair the Company's business prospects and operations.

The Company's Seafloor Production System is Untested and May Not be Economically Viable

The machines, equipment and systems comprising the Company's proposed Seafloor Production System, including the sub-sea mining equipment and the Production Support Vessel, are in the process of being designed and constructed and have not been completed or tested and may not be technically feasible, may not perform the tasks designed for, may prove uneconomic, unreliable or may not be delivered on a timely basis.

The majority of exploration companies fail to ever locate an economic deposit and given that no economic seafloor massive sulphide (SMS) deposit has ever been proven, such risks are especially significant to the Company. The model for SMS deposits has never been tested by closed spaced drilling and/or production for the purpose of establishing resource tonnage at economic grades. SMS deposits have never been mined and there is a risk that mining and sulphide material recovery methods and equipment may not be able to be developed to allow for economic development of SMS deposits.

The Company has not completed and does not intend to complete a preliminary economic assessment, pre-feasibility study or feasibility study before completing the construction and first deployment of the Seafloor Production System at the Company's Solwara 1 Project. Management considers the Company's best interests would be served by first testing the operational viability of the Seafloor Production System at the Solwara 1 Project. There is significant risk with this approach, and no assurance can be given that the Seafloor Production System, if fully funded and completed for deployment at the Solwara 1 Project, will successfully demonstrate that seafloor resource development is commercially viable.

In addition, the Company's existing mineral resources will not be sufficient to economically operate the Seafloor Production System. In order to demonstrate the economic viability of the Seafloor Production System, the Company will need to locate and classify significant new mineral resources or mineral reserves on its existing or new tenements, and there can be no assurance that the Company will be able to do so. The Company's only SMS resources comprise the inferred and indicated mineral resources at the Solwara 1 Project and an inferred resource at Solwara 12, 25 km to the northwest of Solwara 1, and no other SMS deposit has even been sufficiently sampled or drilled to determine a resource, and there is a risk that techniques and equipment may not be suitable or cannot be developed to allow further resources to be determined. There is a risk of poor recovery from such drilling, making it difficult to accurately quantify tonnage and grade of identified SMS deposits. It is possible that if a new deposit is located it will be unable to be treated as a mineral resource or mineral reserve according to the definitions of a mineral resource and mineral reserve under NI 43-101.

Dilution and Control of the Company

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's current percentage ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders.

No Minimum

Pursuant to TSX requirements, completion of the Offering is not subject to raising a minimum amount of proceeds. This means that the Company could complete the Offering after raising only a small portion of the gross proceeds. See "Use of Proceeds".

Trading Market for Rights

Although the Company expects that the Rights will be listed on the TSX, the Company cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.

Negative Cash Flow

The Company has no producing mines and has no source of operating cash flow other than through equity, joint ventures and/or debt financing. As such, it has and it is expected to continue to have negative operating cash flow. To the extent the Company has negative cash flow in future periods, the Company may use a portion of its general working capital to fund such negative cash flow.

Discretion in the Use of Proceeds

Management will have broad discretion concerning the use of the proceeds of the Offering as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the net proceeds of the Offering. While the Company intends to use the net proceeds as described under "Use of Proceeds", future results from the Company's operations, external events or other sound business reasons may make it desirable for the Company to re-allocate some or all of the net proceeds. Management may use the net proceeds of the Offering in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company's results of operations may suffer.

No Underwriter

There is no underwriter for the Offering. Accordingly, there has not been an independent "due diligence" review of matters covered by this prospectus, such as would customarily be conducted by an underwriter if one had been involved in this Offering.

Exercises of Rights Irrevocable

Subject to certain statutory withdrawal and rescission rights available to holders in Canada, if the Common Share trading price declines below the Subscription Price, resulting in a loss of some or all of the holder's subscription payment, holders may not revoke or change the exercise of Rights after they send in their subscription forms and payment.

Subscription Price Not Necessarily Indication of Value

The Subscription Price does not necessarily bear any relationship to the book value of the Company's assets, past operations, losses, financial condition or any other established criteria for value. Holders of Rights should not consider the Subscription Price to be an indication of the Company's value and the Common Shares may trade at prices above or below the Subscription Price.

Responsibilities of Holders of Rights

Holders of Rights who wish to purchase Common Shares in the Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent or the CDS Participant holding the subscriber's Rights in sufficient time prior to the Expiry Time on the Expiry Date. If a holder of Rights fails to complete and sign the required subscription forms, sends an incorrect payment amount or otherwise fails to follow the subscription procedures that apply to the transaction in question, the Subscription Agent or CDS Participant, as the case may be, may, depending on the circumstances, reject a subscription or accept it to the extent of the payment received. None of the Company, the Subscription Agent or CDS Participant undertakes to contact a holder of Rights concerning, or attempt to correct, an incomplete or incorrect payment or subscription form. The Board of Directors of the Company has the sole discretion to determine whether a subscription properly follows subscription procedures.

USE OF PROCEEDS

Pursuant to TSX requirements, completion of the Offering is not subject to raising a minimum amount of proceeds. The estimated net proceeds to be received by the Company from the Offering, after deducting the estimated expenses of the Offering of approximately $450,000, are set forth in the table below based on various thresholds which are provided for illustrative purposes:

	Assuming 15% of Offering	Assuming 50% of Offering	Assuming Maximum Offering
Estimated Net Proceeds	$15,000,000	$51,050,000	$102,550,000

The Company plans to use the net proceeds from the Offering, together with the Company's existing cash reserves, to advance the development of the Company's Seafloor Production System (as defined in the AIF) and for general working capital requirements. As at February 15, 2016, the Company had approximately US$50 million in cash and cash equivalents.

The table below sets forth the significant contracts in place as at the date of this prospectus relating to the construction of certain equipment forming part of the Company's Seafloor Production System and the outstanding value of such contracts as at February 15, 2016.

Significant Contracts	Outstanding contract value as at February 15, 2016 (US$ millions)
Seafloor Production Tools	17.5
Riser and ancillary equipment	11.5
Subsea Slurry Lift Pump	20.0
Total:	49.0

Refer to "Overview of Business – Products, Services and Components" in the AIF for a summary description of all of the equipment and systems associated with the Company's Seafloor Production System, including the equipment noted above and the Production Support Vessel.

15% Raised

Assuming 15% of the maximum gross proceeds of the Offering is raised, the Company expects that 100% of the net proceeds, along with the Company’s existing cash reserves, will be applied towards the outstanding contract values noted above following the closing of the Offering in order to advance the development of the Company's Seafloor Production System, with the balance of the Company's available funds used toward project management and general working capital requirements. If this level of proceeds is raised, the Company expects that such proceeds will enable the Company to achieve the following business objectives or milestones in relation to advancing the development of the Company's Seafloor Production System:

Component of the Seafloor Production System	Business Objective or Milestone	Anticipated Date
Seafloor Production Tools	Completion of commissioning and delivery of the Seafloor Production Tools by the manufacturer and delivery to Duqm Port, Oman for storage	By the end of March 2016
Riser and ancillary equipment	Completion and delivery by the manufacturer of the Riser and ancillary equipment under existing contracts	By the end of December 2016
Subsea Slurry Lift Pump	Completion of equipment assembly, commissioning and delivery by the manufacturer to Duqm Port, Oman for storage	By the end of July 2016

The Company would need additional funding to enable it to complete the construction and development of the entire Seafloor Production System and a failure to obtain such funding as required would likely result in a delay to the Company's anticipated timetable for the start of seafloor operations in the first quarter of 2018.

50% Raised

Assuming 50% of the maximum gross proceeds of the Offering is raised, the Company expects that approximately 100% of the net proceeds, along with the Company's existing cash reserves, will be applied towards the outstanding contract values noted above following the closing of the Offering, with part of the balance of the Company's available funds used towards the design and fabrication of the dewatering plant in order to advance the development of the Company's Seafloor Production System. The remaining balance of the available funds would be applied toward project management and general working capital requirements. If this level of proceeds is raised, the Company expects that such proceeds will enable the Company to achieve the business objectives or milestones noted in the table immediately above, as well as the purchase of equipment for the fabrication of the dewatering plant by the manufacturer by the anticipated date of the end of June 2017.

The Company would need to secure additional funding to enable it to complete the construction and development of the entire Seafloor Production System and a failure to obtain such funding as required would likely result in a delay to the Company's anticipated timetable for the start of seafloor operations in the first quarter of 2018.

Maximum Offering

If the maximum Offering amount is raised, the Company expects that approximately 100% of the net proceeds, along with the Company’s existing cash reserves, will be applied to the outstanding contract values noted above following the closing of the Offering, with part of the balance of the Company's available funds used for the fabrication of the dewatering plant and wet testing the Seafloor Production Tools and Subsea Slurry Lift Pump in order to advance the development of the Company's Seafloor Production System. The remaining balance of the available funds would be applied toward project management and general working capital requirements. If this level of proceeds is raised, the Company expects that such proceeds will enable the Company to achieve the following business objectives or milestones in relation to advancing the development of the Company's Seafloor Production System:

Component of the Seafloor Production System	Business Objective or Milestone	Anticipated Date
Seafloor Production Tools	Completion of commissioning and delivery of the Seafloor Production Tools by the manufacturer and delivery to Duqm Port, Oman for storage	By the end of March 2016
	Initial wet testing of the Seafloor Production Tools	By the end of October 2016
Riser and ancillary equipment	Completion and delivery by the manufacturer of the Riser and ancillary equipment under existing contracts	By the end of December 2016
	Award of further contracts, completion and delivery by the manufacturer of remaining ancillary equipment	By the end of December 2017
Subsea Slurry Lift Pump	Completion of equipment assembly, commissioning and delivery by the manufacturer to Duqm Port, Oman for storage	By the end of July 2016
	Initial wet testing of the Subsea Slurry Lift Pump	By the end of December 2016
Dewatering Plant	Completion of fabrication of the dewatering plant by the manufacturer	By the end of June 2017

The anticipated dates disclosed in the two tables above are based on management's estimates as at the date of this prospectus, and delays by the equipment manufacturers, equipment breakdowns or failures and other unanticipated events could result in such dates being delayed, in some cases significantly. See also "Risk Factors – Discretion in the Use of Proceeds" in this prospectus.

Completion and Funding for the Construction and Development of entire Seafloor Production System

Set forth below is a summary of the principal remaining steps required to complete the construction and development of the entire Seafloor Production System for initial deployment and testing operations at the Company's Solwara 1 Project, which is scheduled to occur during the first quarter of 2018 based on the Company's current project timetable and subject to additional funding required. These steps are in addition to the business objectives or milestones described in the table immediately above.

1.	Acquisition of remotely operated vehicles to support seafloor operations;

2.	Design and build of stockpile frame for the underwater stockpile hoses;

3.	Integration of the Seafloor Production Tools, Subsea Slurry Lift Pump, Riser and other ancillary equipment (collectively, the "Seafloor Production Equipment") onto the Production Support Vessel;

4.	Completion of sea trials of the Production Support Vessel and any integrated Seafloor Production Equipment;

5.	Delivery of the Production Support Vessel, with integrated Seafloor Production Equipment, by the owner, Marine Assets Corporation, to the Company;

6.	Mobilisation of the Production Support Vessel and seafloor operations team to the Solwara 1 Project site; and

7.	Construction of a concentrator by Tongling pursuant to the Tongling Sales Agreement.

Nautilus will need to raise additional equity, debt and/or joint venture partner funding in excess of the maximum Offering amount in order to fund its costs associated with completion of the steps listed above. Nautilus currently anticipates that its costs associated with such steps, including project management, will be in the range of approximately US$125 million to US$175 million. This is a rough approximation and is subject to change as the development of the Seafloor Production System progresses, based on, among other things, final design specifications, negotiation of additional contracts, consideration of various financing alternatives and prevailing market conditions.

There can be no assurance that Nautilus will be able to secure, on terms acceptable to Nautilus or at all, the additional funding required to complete the Seafloor Production System and commence seafloor operations. See "Risk Factors – Exploration, Development and Operating Risks – Financial resources" and "Risk Factors – Exploration, Development and Operating Risks – Future funding requirements and risk" in the AIF. See also "Risk Factors" in this prospectus.

See also the disclosure in the AIF titled "Overview of Business – Nautilus' Strategy" and "Overview of Business – Development Plan for Bismarck Sea Prospects".

Nautilus has not yet achieved positive operating cash flow. It is anticipated that a majority or all of the net proceeds of the Offering will be used to fund negative cash flow from operating activities.

PRIOR SALES

The following table sets forth for the 12 month period prior to the date of this prospectus details of the price at which securities have been issued or are to be issued by the Company, the number of securities issued at that price and the date on which the securities were issued:

Date of Issue	Type of Securities	No. of Common Shares	Issue or Exercise Price per Security	Reason for Issue
18 June 2015	Common Shares	400,000	$0.45	Issue under Share Loan Plan(1)
19 June 2015	Stock Options	1,800,000	$0.45	Grant of Stock Options
24 July 2015	Common Shares	40,000	$0.24	Purchase of Loan Shares(2)

(1)	See "Description of Share Capital – Share Loan Plan".
(2)

The outstanding loan in respect of these shares was repaid by the plan participant, and accordingly the shares were released by the trustee to the participant without any further restrictions under the Share Loan Plan, all pursuant to the terms of the Share Loan Plan.

TRADING PRICE AND VOLUME

The following table sets forth for the 12 month period prior to the date of this prospectus details of the trading prices and volume on a monthly basis of the Common Shares traded through the facilities of the TSX:

Period	High	Low	Volume
2015
February	0.55	0.39	1,166,932
March	0.55	0.43	628,839
April	0.51	0.46	975,003
May	0.49	0.435	487,416
June	0.49	0.435	688,035
July	0.47	0.365	1,485,940
August	0.41	0.33	811,215
September	0.40	0.27	1,331,700
October	0.35	0.235	1,953,454
November	0.345	0.255	1,835,461
December	0.34	0.27	1,131,502
2016	•	•	•
January	0.32	0.26	942,527

In addition, the Common Shares were quoted under the symbol "NUSMF" on OTCQX International effective as at April 27, 2012, and effective December 9, 2015 the Company became a member of the Nasdaq International Designation program.

CONSOLIDATED CAPITALIZATION

As of the date of this prospectus, there have been no material changes in the share and loan capital of the Company, on a consolidated basis, since the date of its unaudited interim financial statements for the nine month period ended September 30, 2015, being the Company's most recently completed financial period and which are incorporated by reference in this prospectus.

The following table sets forth the consolidated capitalization of Nautilus as at the date indicated, before and after giving effect to the Offering. This table should be read in conjunction with the financial statements of the Company (including the notes thereto) incorporated by reference in this prospectus.

Outstanding after giving effect
to the issuance of Common
	Outstanding as at September	Shares under the Offering(1)(2)(3)
Description	30, 2015(1)	(unaudited)
Outstanding Common Shares	445,702,865	1,132,369,531
(unlimited number authorized)

Issued Capital	US$514,161,841	US$588,692,641(4)

Total Capitalization	US$236,854,090	US$311,384,890(4)

(1)

Including 11,685,000 Common Shares which were issued under, and remained subject to the terms and conditions of, the Company's Share Loan Plan. Subsequent to September 30, 2015, an aggregate of 200,000 Common Shares were cancelled pursuant to the terms and conditions of the Company's Share Loan Plan, which is not reflected in these figures.

(2)	Assumes that all Rights will be exercised under the Offering.
(3)	Based on gross proceeds.
(4)	Based on the noon rate of exchange on February 9, 2016 reported by the Bank of Canada, which was C$1.00 = US$0.7236.

DESCRIPTION OF SHARE CAPITAL

Authorized Capital

The authorized share capital of Nautilus consists of an unlimited number of Common Shares without par value. As of the date of this prospectus, there are 445,502,865 Common Shares issued and outstanding (including 11,485,000 shares which have been issued under, and remain subject to the terms and conditions of, the Company's Share Loan Plan).

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders, to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Company in the event of liquidation, dissolution or winding up of the Company. The Common Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Company. The Company's Articles provide that the rights and provisions attached to any class of shares, in which shares are issued, may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than 66 2/3% of the votes cast in person or by proxy by holders of shares of that class.

Loan Shares

Nautilus has in place two equity compensation plans, each of which has been approved by shareholders, being the Share Loan Plan and the Stock Option Plan. As described in detail in the AGM Circular (see "Documents Incorporated by Reference"), the Share Loan Plan allows for the issuance of Common Shares to those directors, officers and employees of the Company that are resident in Australia. Such Common Shares (referred to hereinafter as "Loan Shares") are subject to restrictions on transfer, among other things, until the applicable loan for the subscription proceeds is paid by the plan participant, being the person to whom the shares are issued. The Share Loan Plan also provides that the holders of Loan Shares who have not repaid the applicable loan will not be entitled to receive, exercise or sell Rights in respect of such Common Shares. As of the date of this prospectus, there were 11,485,000 Loan Shares outstanding.

Options

As of the date of this prospectus, there were options ("Stock Options") outstanding to purchase 5,645,000 Common Shares at exercise prices ranging from $0.22 to $1.01 with expiry dates ranging from April 9, 2016 to July 1, 2018.

Change of Control Provisions

The outstanding Loan Shares and Stock Options contain certain provisions with respect to a change of control of the Company. The Offering could result in a change of control, as such term is defined in each of the Stock Option Plan and the Share Loan Plan, if any person acquires greater than 50% of the outstanding Common Shares, or enough Common Shares to elect a majority of the Board of Directors. In such event, any outstanding unvested Stock Options and Loan Shares shall vest. In the event that the Offering results in a change of control, 2,180,000 Stock Options and 2,500,000 Loan Shares shall vest upon closing of the Offering.

DESCRIPTION OF OFFERED SECURITIES

Issue of Rights and Record Date

Shareholders of record at the close of business (Vancouver time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit the holders thereof (provided that such holders are in an Eligible Jurisdiction or are Approved Eligible Holders) to subscribe for and purchase from the Company up to an aggregate of 686,666,666 Common Shares, assuming exercise in full of the Rights issued hereunder. The Rights are transferable in Canada by the holders thereof. See "Sale or Transfer of Rights". The Rights may not be transferred to any person within the United States.

Holders of Common Shares in the United States who receive Rights may transfer or resell them only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which generally will permit the resale of the Rights through the facilities of the TSX. See "Description of Offered Securities – U.S. Shareholders".

The Rights will be represented by the Rights Certificates that will be issued in registered form. For Shareholders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this prospectus to each such registered Shareholder as of the close of business on the Record Date. See "Rights Certificate — Common Shares Held in Registered Form".

Shareholders that hold their Common Shares through a CDS Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of, CDS or its nominee. See "Rights Certificate — Common Shares Held Through CDS".

Subscription Basis

For each Right held, the holder thereof is entitled to subscribe for 1.541329 Common Shares at the Subscription Price of $0.15 per Common Share. Any subscription for Common Shares will be irrevocable once submitted.

Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder's entitlement will be reduced to the next lowest whole number of Common Shares. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

Commencement Date and Expiry Date

The Rights will be eligible for exercise following March 7, 2016 (the "Commencement Date"). The Rights will expire at the Expiry Time on the Expiry Date. Shareholders who exercise the Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Offering, which is expected to occur on or before the second business day following the seventh day after the Expiry Date.
RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID AND OF NO VALUE.

Basic Subscription Privilege

Each Shareholder at the close of business on the Record Date is entitled to receive one Right for each Common Share held. For each Right held, the holder (other than an Ineligible Holder) is entitled to acquire 1.541329 Common Shares under the Basic Subscription Privilege at the Subscription Price per Common Share by subscribing and making payment in the manner described herein prior to the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See "Additional Subscription Privilege". Fractional Common Shares will not be issued upon the exercise of Rights. CDS Participants that hold Rights for more than one beneficial Shareholder as at the Record Date may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.

For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this prospectus and pay the aggregate Subscription Price. All exercises of Rights are irrevocable once submitted.

For Common Shares held through a CDS Participant, a holder (other than an Ineligible Holder) may subscribe for Common Shares by instructing the CDS Participant holding the subscriber's Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant. Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted.

The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a CDS Participant, the Subscription Price is typically payable by certified cheque, bank draft or money order drawn to the order of such CDS Participant, by direct debit from the subscriber's brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the CDS Participant to properly exercise the Rights on its behalf.

Payment of the Subscription Price will constitute a representation to the Company and, if applicable, to the CDS Participant, by the subscriber (including by its agents) that: (a) either the subscriber is not a citizen or resident of an Ineligible Jurisdiction or the subscriber is an Approved Eligible Holder; and (b) the subscriber is not purchasing the Common Shares for resale to any person who is a citizen or resident of an Ineligible Jurisdiction.

Additional Subscription Privilege

Each holder of Rights who has exercised in full the Basic Subscription Privilege for its Rights may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share. The number of Additional Shares will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Additional Shares, if any, that may be allotted to each subscriber will be equal to the lesser of: (a) the number of Additional Shares that such subscriber has subscribed for; and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder's pro rata allotment of Additional Shares, the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.

To apply for Additional Shares under the Additional Subscription Privilege, each registered holder of Rights must forward their request to the Subscription Agent at the Subscription Office prior to the Expiry Time on the Expiry Date. Beneficial owners holding Rights through a CDS Participant should comply with the timing requirements of their CDS Participant. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber's account with its CDS Participant, as applicable, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber's entitlement to such Additional Shares will terminate. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions to its CDS Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on its behalf.

Subscription and Transfer Agent

The Subscription Agent has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights Certificates, to act as registrar and transfer agent for the Common Shares and to perform certain services relating to the exercise and transfer of Rights. The Company will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent as follows:

By Mail

P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier to the attention of Corporate Actions as follows:

Toronto:	Vancouver:
100 University Ave.	510 Burrard Street
8th Floor	2nd Floor
Toronto, Ontario	Vancouver, British Columbia
M5J 2Y1	V6C 3B9

Inquiries

Toll Free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas)
E-mail: corporateactions@computershare.com

Rights Certificate — Common Shares Held in Registered Form

For all Shareholders with an address of record in an Eligible Jurisdiction or Pre-Approved Jurisdiction whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Shareholder is entitled as at the Record Date and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under "How to Complete the Rights Certificate". Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.

Rights Certificate — Common Shares Held Through CDS

For all Shareholders who hold their Common Shares through a securities broker or dealer, bank or trust company or other CDS Participant with an address of record in an Eligible Jurisdiction in the book based system administered by CDS, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to CDS and will be deposited with CDS on the Commencement Date. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its CDS Participant in accordance with the practices and procedures of that CDS Participant. CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants holding Rights.

Neither the Company nor the Subscription Agent will have any liability for: (a) the records maintained by CDS or CDS Participants relating to the Rights or the book-entry accounts maintained by them; (b) maintaining, supervising or reviewing any records relating to such Rights; or (c) any advice or representations made or given by CDS or CDS Participants with respect to the rules and regulations of CDS or any action to be taken by CDS or CDS Participants.

The ability of a person having an interest in Rights held through a CDS Participant to pledge such interest or otherwise take action with respect to such interest (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their Common Shares through a CDS Participant must arrange purchases or transfers of Rights through their CDS Participant. It is anticipated by the Company that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the CDS Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such CDS Participant.

How to Complete the Rights Certificate

1.

Form 1 — Basic Subscription Privilege. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

2.

Form 2 — Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See "Additional Subscription Privilege".

3.

Form 3 — Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Your signature must be guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Industry Regulatory Organization of Canada. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed". It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

The Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by a Rights holder through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, a Rights holder thereof will be required to execute a declaration certifying that such sale is being made through the facilities of the TSX in accordance with Regulation S.

4.

Form 4 — Dividing or Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificate(s) are issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Right(s) Certificates being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

5.

Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of "Computershare Investor Services Inc.". The amount of payment will be $0.15 per Common Share. Payment must also be included for any Additional Shares subscribed for under the Additional Subscription Privilege.

6.

Deposit. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Office listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.

Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Company in its sole discretion, and any determination by the Company will be final and binding on the Company and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Company reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Company also reserves the right to waive any defect in respect of any particular subscription. Neither the Company nor the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete their subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attaching to those Rights.

Undeliverable Rights

Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.

Sale or Transfer of Rights

Holders of Rights (other than Ineligible Holders) in registered form in Canada may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person that is not an Ineligible Holder by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See "How to Complete the Rights Certificate — Form 3 — Transfer of Rights". A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Company nor the Subscription Agent will be affected by any notice to the contrary.

Holders of Rights (other than Ineligible Holders) through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See "Rights Certificate – Common Shares Held Through CDS".

Persons interested in selling or purchasing Rights should be aware that the exercise of Rights by holders who are not located in an Eligible Jurisdiction or a Pre-Approved Jurisdiction will not be permitted unless the person exercising the Rights meets the conditions and satisfies the procedures described under "Ineligible Holders" below.

Dividing or Combining Rights Certificates

A Rights Certificate may be divided, exchanged or combined. See "How to Complete the Rights Certificate — Form 4 — Dividing or Combining".

Reservation of Shares

The Company will, at all times, reserve sufficient unissued Common Shares as will permit the exchange of all the outstanding Rights for Common Shares during the period beginning on the Commencement Date and ending on the Expiry Date at the Expiry Time.

Dilution to Existing Shareholders

If a Shareholder does not exercise all of its Rights pursuant to the Basic Subscription Privilege, the Shareholder's current percentage ownership in the Company will be diluted by the issuance of Common Shares upon the exercise of Rights by other Shareholders.

Ineligible Holders

This Offering is made only in the Eligible Jurisdictions. Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or such person's agent, who appears to be, or who the Company has reason to believe is an Ineligible Holder, except that the Company may accept subscriptions in certain circumstances from an Approved Eligible Holder.

Rights Certificates will not be issued and forwarded by the Company to Ineligible Holders who are not Approved Eligible Holders. Ineligible Holders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Registered Ineligible Holders other than registered Shareholders in Pre-Approved Jurisdictions will be sent a cover letter with this Prospectus and a form of investor representation letter (the "Representation Letter") advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The Representation Letter will set out the conditions required to be met, and procedures that must be followed, by certain Ineligible Holders in certain jurisdictions wishing to participate in the Offering. Rights Certificates in respect of Rights issued to registered Ineligible Holders will be issued to and held by the Subscription Agent as agent for the benefit of Ineligible Holders. The Subscription Agent will hold the Rights until 5:00 p.m. (Vancouver time) on March 29, 2016 in order to provide certain Ineligible Holders an opportunity to claim a Rights Certificate by satisfying the Company that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Holders (including Ineligible Holders with an address of record in the United States), will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Holders represented by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent determines in its sole discretion.

CDS Participants receiving Rights on behalf of Ineligible Holders will be instructed by CDS not to permit the exercise of such Rights unless the holder is an Approved Eligible Holder. After March 29, 2016, CDS Participants should attempt to sell the Rights of Ineligible Holders for the accounts of such holders and should deliver any proceeds of sale to such holders.

Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact their broker at the earliest opportunity and in any case in advance of 5:00 p.m. (Vancouver time) on March 29, 2016 to request to have their Rights Certificates mailed to them.

The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any Ineligible Jurisdiction and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in certain Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish the Representation Letter satisfactory to the Company on or before March 29, 2016. The form of Representation Letter will be available from the Company or the Subscription Agent upon request. Beneficial owners of Rights or Common Shares should contact their broker to obtain the Representation Letter. The Company is treating Shareholders in Pre-Approved Jurisdictions as Approved Eligible Holders. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the Representation Letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.

No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Holders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Holders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Holders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Holders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Holder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Holders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.

Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights or Common Shares may have tax consequences in the jurisdiction where they reside, which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences in the jurisdiction where they reside of acquiring, holding and disposing of Rights or Common Shares.

Pre-Approved Offshore Jurisdictions

Australia

This prospectus does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act 2001 (Cth)"). It does not necessarily contain all of the information a prospective investor would expect to be contained in an offer document or which he/she may require to make an investment decision. The Offering to which this prospectus relates is being made in Australia in reliance on ASIC Corporations (Foreign Rights Issues) Instrument 2015/356 issued by the Australian Securities and Investments Commission. This prospectus only constitutes an offer in Australia for the issue of the Rights and/or Common Shares to persons who are recorded as holders of Common Shares on the Record Date. Accordingly, Australian resident Shareholders as at the Record Date will be treated by the Company as Approved Eligible Holders.

New Zealand

The offer of Rights and Common Shares under this prospectus is being made to New Zealand Shareholders pursuant to the New Zealand Securities Act (Overseas Companies) Exemption Notice 2013. Accordingly, New Zealand resident Shareholders as at the Record Date will be treated by the Company as Approved Eligible Holders.

British Virgin Islands

The securities offered hereunder may not be offered in the British Virgin Islands ("BVI") unless the Company or the person offering the securities on its behalf is licensed to carry on business in the BVI. The securities may be offered to BVI business companies or BVI resident individuals from outside the BVI without restriction. A BVI business company is a company formed under or otherwise governed by the BVI Business Companies Act (British Virgin Islands) (as amended). Accordingly, BVI business companies and BVI resident individuals as at the Record Date will be treated by the Company as Approved Eligible Holders.

It is expected that Part II of the Securities and Investment Business Act ("SIBA") will be brought into force and become law in the BVI in the near future. Upon Part II of SIBA coming into force, the securities offered hereunder may not be, and will not be, offered to the public or to any person in the BVI for purchase or subscription by or on behalf of the Company. The securities may continue to be offered to BVI business companies, but only where the offer will be made to, and received by, the relevant BVI company entirely outside of the BVI. The securities may also be offered to persons located in the BVI who are "qualified investors" for the purposes of SIBA.

This prospectus has not been registered with the Financial Services Commission of the BVI and will not be so registered upon Part II of SIBA coming into force. No registered prospectus has been or will be prepared in respect of the securities for the purposes of SIBA.

Cyprus

Shareholders resident in Cyprus as at the Record Date will be treated by the Company as Approved Eligible Holders. This prospectus has not been approved by and will not be submitted for approval to the Cyprus Securities and Exchange Commission ("CySEC") and this prospectus and the Rights and Common Shares do not constitute an offer to the public within the meaning of law for the Conditions for Making an Offer to the Public of Securities, on the Prospectus to be Published when Securities are Offered to the Public or Admitted to Trading on a Regulated Market and other Incidental Matters, Law 114(I)/2005 of the statute laws of Cyprus, as amended from time to time.

The contents of this document have not been reviewed by any regulatory authority in Cyprus. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This document has not been approved or registered by the Department of Official Receiver and Registrar of Companies in Cyprus, the Central Bank of Cyprus or the CySEC.

France

The Rights as well as the Common Shares have not been offered or sold and will not be offered or sold, directly and indirectly, to the public in France.

This Prospectus and any other offering material relating to Rights as well as the Common Shares have not been, and will not be submitted to the Autorité des Marchés financiers (AMF) for approval in France and, accordingly, may not be distributed, directly and indirectly, to the public in France.

Such offers, sales and distribution have been and shall only be made in France (i) to qualified investors ("investisseurs qualifiés") acting for their own account, as defined in and in accordance with Articles L. 411-2-II-2°, D. 411-1, L. 533-16, L. 533-20, D. 533-11, D. 533-13, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) to a restricted number of non-qualified investors ("cercle restreint d’investisseurs") acting for their own account as defined in and in accordance with Articles L. 411-2-II-2°, D. 411-4, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code and any implementing regulation. Shareholders resident in France on the Record Date will be treated by the Company as Approved Eligible Holders.

Pursuant to Article 211-3 of the General regulation of the AMF, investors are informed that the Rights as well as the Common Shares cannot be distributed (directly or indirectly) to the public in France by investors otherwise than in accordance to Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L.621-8-3 of the French Monetary and Financial Code.

Oman

The information contained, or referred to, in this prospectus neither constitutes a public offer of securities in the Sultanate of Oman as contemplated by the Commercial Companies Law of Oman (Sultani Decree 4/74) or the Capital Market Law of Oman (Sultani Decree 80/98), nor does it constitute an offer to sell, or the solicitation of any offer to buy non-omani securities in the Sultanate of Oman as contemplated by Article 139 of the executive regulations to the Capital Market Law (issued vide CMA Decision 1/2009). In addition, the Company is not and will not be regulated and/or supervised by Oman's Capital Market Authority, or the Central Bank of Oman.

Shareholders resident in Oman on the Record Date will be treated by the Company as Approved Eligible Holders.

Other Offshore Jurisdictions

United Kingdom

With respect to the United Kingdom, this short form prospectus is being made to and directed at and the securities being offered hereunder are only available to: (i) persons outside the United Kingdom; or (ii) persons in the United Kingdom who are: (a) a "qualified investor" within the meaning of Section 86(7) of FSMA, acting as principal or in circumstances where Section 86(2) FSMA applies; and (b) are also: (1) within the categories of persons referred to in Article 19 (investment professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the Financial Promotion Order; or (2) are otherwise lawfully permitted to receive them (all such persons together being referred to as "relevant persons"). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document contains no offer of transferable securities to the public in the United Kingdom within the meaning of sections 85(1) and 102B FSMA. This document is not a prospectus for the purposes of Section 85(1) FSMA. Accordingly, this document has not been examined or approved as a prospectus by the FCA under Section 87A FSMA or by the London Stock Exchange and has not been filed with the FCA pursuant to the United Kingdom Prospectus Rules nor has it been approved by a person authorized under FSMA, for the purposes of Section 21 FSMA.

Hong Kong

Holders of Rights resident in Hong Kong should note the following:

WARNING

The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

This document has not been registered by the Registrar of Companies in Hong Kong pursuant to the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (the "CO").

Accordingly, this document must not be issued, circulated or distributed in Hong Kong and the Rights and Common Shares will not be offered or distributed in Hong Kong, other than (1) to "professional investors" as defined in the Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong (the "SFO") and any rules made under that Ordinance, (2) to persons and in circumstances which do not result in this document being a "prospectus" as defined in section 2(1) of the CO or which do not constitute an offer to the public within the meaning of the CO or an invitation to the public within the meaning of the SFO or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provisions of the SFO and the CO.

Switzerland

The Rights as well as the Common Shares issuable upon exercise of the Rights may not be publicly offered, distributed or redistributed in or from Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or any other stock exchange or regulated trading facility in Switzerland. This document and any other offering or marketing material relating to the Offering neither constitutes a listing prospectus according to the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland nor an issue prospectus according to Art. 652a and/or Art. 1156 of the Swiss Code of Obligations ("CO"), and, therefore, it has been prepared without regard to the disclosure standards for issuance prospectuses under Art. 652a or Art. 1156 CO or the disclosure standards for listing prospectuses under Art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. This document as well as any other offering or marketing material relating to the Offering is personal and confidential and does not constitute an offer to any other person. Neither this document nor any other offering or marketing material relating to the Offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the Company or the Offering have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed, and the Offering will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the Offering has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of Rights or the Common Shares issuable upon exercise of the Rights.

Luxembourg

The terms and conditions relating to this prospectus have not been approved by and will not be submitted for approval to the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) for purposes of a public offering or sale in the Grand Duchy of Luxembourg and this prospectus shall not constitute an offer to the public within the meaning of the Luxembourg law of July 10, 2005 on prospectuses for securities, as amended from time to time. Accordingly, the Rights and Common Shares shall not be offered or sold to the public in the Grand Duchy of Luxembourg, directly or indirectly, and neither this prospectus nor any other circular, offering memorandum, form of application, advertisement or other material shall be distributed, or otherwise made available in or from, or published in the Grand Duchy of Luxembourg which could qualify as a public offering in the above sense.

In addition, the Company is not and will not be regulated and/or supervised by the Luxembourg Financial Services Authority (Commission de Surveillance du Secteur Financier) by virtue of the issue of the Rights and Common Shares.

For the purposes of this provision, the expressions "an offer to the public" or "offered or sold to the public" in relation to the Rights and Common Shares in the Grand Duchy of Luxembourg means the communication to persons in any form and by any means presenting sufficient information on the terms of the offer and the Rights and Common Shares to be offered so as to enable an investor to decide to purchase or subscribe the Rights and Common Shares, it being understood that this definition shall also be applicable to the placing of the Rights and Common Shares through financial intermediaries.

Germany

With respect to Germany, the securities being offered hereunder are only available to: (i) persons outside Germany; or (ii) persons in Germany who are "qualified investors" within the meaning of Section 3 para. 2 sentence 1 no. 1 of the German Securities Prospectus Act (Wertpapierprospektgesetz). Accordingly, this document has not been examined or approved as a securities prospectus by the German Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin). The securities being offered hereunder are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with qualified investors. Any person who is not a qualified investor should not act or rely on this document or any of its contents.

U.S. Shareholders

The Company has filed with the SEC in the United States a Registration Statement on Form F-7 under the U.S. Securities Act so that the Common Shares issuable upon the exercise of the Rights will not be subject to transfer restrictions. However, the Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the U.S. Securities Act, which will permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no "directed selling efforts", as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company's "affiliates", as that term is defined under the U.S. Securities Act. In order to enforce this resale restriction, holders thereof will be required to execute a declaration certifying that such sale is being made outside the United States in accordance with Regulation S, which is included as part of Form 3. See "How to Complete the Rights Certificate – Form 3 – Transfer of Rights".

PLAN OF DISTRIBUTION

Each Shareholder on the Record Date will receive one Right for each Common Share held.

The Subscription Price was determined by the board of directors of the Company based on a 50% discount to the five-day volume-weighted average trading price of the Common Shares on the TSX immediately preceding the date of the preliminary prospectus.

The Rights and the Common Shares issuable on the exercise of the Rights will be listed on the TSX.

This prospectus qualifies the distribution under applicable Canadian securities laws of the Rights and the Common Shares issuable upon exercise of the Rights in each province of Canada (other than Quebec). This prospectus also covers the offer and sale of the Common Shares issuable upon exercise of the Rights within the United States under the U.S. Securities Act. Notwithstanding registration under the U.S. Securities Act, the securities or blue sky laws of certain states (including California, Ohio, Arizona, Arkansas, Iowa, Minnesota and Wisconsin) may not permit the Company to offer Rights and/or Common Shares in such states, or to certain persons in those states, or may otherwise limit the Company's ability to do so, and as a result the Company will treat those states as Ineligible Jurisdictions under the Offering.

The Rights as well as the Common Shares issuable upon the exercise of the Rights are not qualified under the securities laws of, or being distributed or offered in, any Ineligible Jurisdiction and, except under the circumstances described herein, Rights may not be exercised by or on behalf of an Ineligible Holder. This prospectus is not, and under no circumstances is to be construed as, an offering of any Rights or Common Shares for sale in any Ineligible Jurisdiction or a solicitation therein of an offer to buy any securities. Rights Certificates will not be sent to Shareholders with addresses of record in any Ineligible Jurisdiction (other than the Pre-Approved Jurisdictions). Instead, such Ineligible Holders will be sent a letter advising them that their Rights Certificates will be held by the Subscription Agent, who will hold such Rights as agent for the benefit of all such Ineligible Holders. See "Description of Offered Securities — Ineligible Holders".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Company, the following is, as the date of this Prospectus, a general summary of the principal Canadian federal income tax considerations concerning the Rights issuable under the Offering and Common Shares issuable on the exercise of Rights. This summary is only applicable to Shareholders who: (i) are, at all relevant times, residents or deemed to be residents of Canada for the purposes of the Income Tax Act (the "Tax Act") and any applicable tax treaty or convention, (ii) deal at arm's length with and are not affiliated with the Company for the purposes of the Tax Act, and (iii) will hold the Rights and the Common Shares issued pursuant to the exercise of the Rights, as a capital property for the purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the "Regulations") in force as of the date hereof, and counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"). This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA whether by legislative, governmental or judicial decision or action nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian Federal income tax considerations discussed in this summary, but does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or the CRA’s published administrative practices.

Rights issued under the Offering and the Common Shares issuable on the exercise of Rights will constitute capital property of a Shareholder unless such Rights or Common Shares are held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities, or are acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain holders that are resident in Canada for the purposes of the Tax Act whose Common Shares issuable on the exercise of Rights might not otherwise be considered to be capital property may be eligible to make an irrevocable election under the Tax Act to have such Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such Shareholder in the taxation year of the election and all subsequent years deemed to be capital property. Rights are not "Canadian securities" for this purpose; accordingly, the characterization of Rights as capital property is unaffected by a Shareholder's election under subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors with respect to whether this election is available or advisable in their particular circumstances.

This summary does not apply to a Shareholder: (i) that is a "financial institution", for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a "specified financial institution" as defined in the Tax Act, (iii) an interest in which is a "tax shelter investment" for the purposes of the Tax Act, (iv) that has made a functional currency reporting election pursuant to section 261 of the Tax Act, (v) that has, or will, enter into, with respect to the Rights or Common Shares, a "derivative forward agreement", as defined in the Tax Act, or (vi) that is exempt from tax under Part I of the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is of general nature only and does not take into account or consider the tax laws of any province or territory or any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations concerning the tax consequences to any particular Shareholder are made. Shareholders should consult their own tax advisors regarding the income tax considerations applicable to them having regard for their particular circumstances.

Receipt of Rights

No amount will be required to be included in computing the income of a Shareholder as a consequence of being issued Rights under the Offering, on the basis that all Shareholders are given the right to acquire Rights, all Rights are identical and Rights are issued with respect to each Common Share. The cost to a Shareholder of a Right received under the Offering will be nil for the purposes of the Tax Act. The adjusted cost base of each identical Right held by a Shareholder will be averaged with the adjusted cost base of each other Right held by that Shareholder as capital property (including any identical Rights acquired otherwise than pursuant to the Offering).

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized upon the exercise of Rights. A Common Share acquired by a Shareholder upon the exercise of Rights will have a cost to the Shareholder equal to aggregate of the Subscription Price for such Common Share and the adjusted cost base to the Shareholder of the Rights so exercised. The adjusted cost base of a Common Share acquired by a Shareholder upon the exercise of Rights will be averaged with the adjusted cost base to the Shareholder of all other Common Shares held at that time as capital property to determine the adjusted cost base of each such Common Share to the Shareholder.

Disposition of Rights or Common Shares

A Shareholder who disposes of or is deemed to dispose of Rights or Common Shares, will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the Shareholder’s adjusted cost base of the security so disposed of immediately before disposition and any reasonable costs of disposition. Upon the expiry of a Right, the holder will realize a capital loss equal to the amount, if any, of the Shareholder's adjusted cost base thereof.

A Shareholder will be required to include in income one-half of any capital gain (a "taxable capital gain") realized on a disposition or deemed disposition of a Right or Common Share. Subject to and in accordance with the provisions of the Tax Act, a Shareholder must deduct against taxable capital gains realized in the year one-half of any capital loss (an "allowable capital loss") realized on the disposition or expiry of Rights or the disposition of Common Shares. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of Common Shares by a Shareholder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on such shares or shares substituted for such shares to the extent and in the circumstance specified by the Tax Act. Similar rules may apply where a Shareholder that is a corporation is a member of a partnership or beneficiary of a trust that owns Common Shares or that is itself a member of a partnership or a beneficiary of a trust that owns Common Shares.

A Shareholder that is a "Canadian-controlled private corporation", as defined in the Act, may be liable to pay an additional refundable tax of 6 2/3% (or 10 2/3% if the relevant Tax Proposals are enacted) on its "aggregate investment income" for the year which will include taxable capital gains.

Dividends

A Shareholder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on such Shareholder's Common Shares. In the case of a Shareholder who is an individual (other than certain trusts), such taxable dividends will be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends received from "taxable Canadian corporations" (as defined in the Tax Act), including the enhanced gross up and dividend tax credit rules for "eligible dividends" (as defined in the Tax Act). Eligible dividends will generally include dividends paid by a taxable Canadian corporation, such as the Company, where those dividends have been designated as "eligible dividends" by the corporation at or prior to the time the dividends are paid. There are limitations on the ability of a corporation to designate dividends as eligible dividends.

A Shareholder that is a corporation will be required to include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, subject to all applicable restrictions under the Tax Act. A corporation that is a "private corporation" or a "subject corporation" for purposes of the Tax Act may also be liable to pay a 33 1/3% (or 38 1/3% if the relevant Tax Proposals are enacted) refundable tax under Part IV of the Tax Act on dividends received or deemed to be received to the extent that such dividends are deductible in computing the corporation's taxable income.

Minimum Tax

In general terms, a Shareholder that is an individual or trust, other than certain types of specified trusts, that received or is deemed to receive taxable dividends on Common Shares or realizes a capital gain on the disposition or deemed disposition of Common Shares, may realize an increase in the Shareholder’s liability for minimum tax. Shareholders should consult their own tax advisors with respect to application of alternative minimum tax.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the receipt, exercise, termination or disposition of Rights (which for purposes of this discussion, will include any Rights acquired pursuant to the Additional Subscription Privilege) under the Offering and the ownership and disposition of Common Shares received upon the exercise of such Rights. For purposes of this summary, the references to "Rights Shares" shall mean Common Shares received upon the exercise of the Rights.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (whether final, temporary, or proposed), published rulings and administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the "Canada-U.S. Tax Convention"), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Rights or Rights Shares acquired upon the exercise of Rights received pursuant to the Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders: (a) that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) that have a "functional currency" other than the U.S. dollar; (e) that own Rights, Common Shares or Rights Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) that acquired Rights, Common Shares or Rights Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) that hold Rights, Common Shares or Rights Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Rights, Common Shares or Rights Shares in connection with carrying on a business in Canada; (d) persons whose Rights, Common Shares or Rights Shares constitute "taxable Canadian property" under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. and non-U.S. tax consequences relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

If an entity or arrangement that is classified as a partnership (or "pass-through" entity) for U.S. federal income tax purposes holds Rights, Common Shares or Rights Shares, the U.S. federal income tax consequences to such entity and the owners of such entity generally will depend on the activities of the entity and the status of such owners. This summary does not discuss U.S. tax consequences to such entities or owners. Owners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares and Rights Shares.

Taxation of Rights

The following discussion is subject in its entirety to the rules described below under the heading "Passive Foreign Investment Corporation Rules".

Receipt of Rights

Generally, a U.S. Holder that receives a right to acquire shares will not be treated as receiving a taxable dividend. However, under certain circumstances, a U.S. Holder that receives a right to acquire shares may be treated as receiving a taxable dividend in an amount equal to the value of such right. For example, a U.S. Holder that receives a right to acquire common shares generally will be treated as having received a taxable dividend if such U.S. Holder's proportionate interest in the earnings and profits or assets of the corporation is increased and any other shareholder receives a distribution of cash or other property. For purposes of the preceding sentence, the term "shareholder" includes holders of warrants, options and convertible securities. During the last 36 months, the Company has not made any distributions of cash or non-stock property with respect to: (i) shares of the Company; or (ii) options or warrants to acquire shares of the Company. The distribution of the Rights hereunder is an isolated transaction and is not part of a plan to increase any shareholder's proportionate interest in the Company's earnings and profits. The Company does not have any convertible debt outstanding. Nor does the Company currently intend to issue any convertible debt or pay any dividends on Common Shares (other than the issuance of the Rights in connection with the Rights Offering).

While the issue is not free from doubt, the Company believes that the distribution of the Rights should be treated as a non-taxable stock distribution under Section 305(a) of the Code and the Company and its agents (including the depositary) intend to treat the distribution of the Rights consistently with this belief. The following discussion is based upon the treatment of the Right issuance as a non-recognition event for federal income tax purposes under Section 305(a) of the Code. The following discussion assumes that the IRS and U.S. courts will respect the Company's position and that the U.S. Holder is not subject to United States federal income tax on the receipt (or deemed receipt) of a Right. However, the Company's position is not binding on the IRS and no assurance can be made that the IRS will not disagree with such position. If the Company's position were finally determined by the IRS or a U.S. court to be incorrect, the fair market value of the Rights a U.S. Holder receives would be taxable to that U.S. Holder as a dividend in the manner described below under "Taxation of Common Shares — Taxation of Distributions". Although no assurance can be given, it is anticipated that the Company will not have current and accumulated earnings and profits through the end of 2015. U.S. Holders should consult their own tax advisors regarding the risk of having a taxable distribution as a result of the receipt of the Rights.

If the fair market value of the Rights on the date of their distribution equals or exceeds 15% of the fair market value on such date the Common Shares with respect to which the Rights are distributed, a U.S. Holder's tax basis in such Common Shares must be allocated between such Common Shares and the Rights. Such an allocation must be made in proportion to the fair market value of the Common Shares and the fair market value of the Rights on the date the Rights are distributed.

If the fair market value of the Rights on the date the Company distributes them is less than 15% of the fair market value of the Common Shares on the same date, a U.S. Holder's tax basis in such Rights will be zero and the U.S. Holder's basis in the Common Shares with respect to which the Rights are distributed will remain unchanged. Notwithstanding the foregoing, a U.S. Holder may elect (in a statement attached to the U.S. Holder's United States federal income tax return for the year in which the Rights were received) to allocate to the Rights a portion of the U.S. Holder's basis in such Common Shares in the manner described in the immediately preceding paragraph. Any such election is irrevocable and must be applied to all of the Rights an investor receives pursuant to the Offering.

Sale or Other Disposition of Rights

Upon a sale or other disposition of a Right, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the Right. The amount realized on a sale or other disposition of a Right for cash generally will be the amount of cash a U.S. Holder receives in exchange for such Right. If the consideration a U.S. Holder receives for the Right is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment the U.S. Holder receives determined by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the Right sold or exchanged is traded on an "established securities market" and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date.

Subject to the passive foreign investment company (as defined below, a "PFIC") rules discussed below, any gain or loss a U.S. Holder recognizes on the sale or other disposition of a Right to a third party will be long-term capital gain or loss if the U.S. Holder's holding period in the Right is deemed to be greater than one year. A U.S. Holder's holding period in a Right will be deemed to have begun on the same date as that of the Common Share with respect to which the U.S. Holder received such Right. Any gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Termination of Rights

If a U.S. Holder allows a Right to expire without such Right being exercised, sold or exchanged by the U.S. Holder or on the U.S. Holder's behalf, no portion of the tax basis in the Common Shares owned by such holder with respect to which such Rights were distributed will be allocated to the unexercised Rights. If a U.S. Holder allocates a portion of its tax basis in the Common Shares held by such holder to the Rights and the Rights expire without exercise after the holder disposes of the Common Shares with respect to which the Rights were received, then the tax consequences are unclear. Either the U.S. Holder recomputes its gain or loss from the sale of the Common Shares as if no basis were allocated to the Rights or the U.S. Holder should recognize a capital loss from the expiration of the Rights equal to the tax basis allocated to such Rights. U.S. Holders should consult their own tax advisors regarding this issue.

Exercise of Rights

The exercise of a Right by a U.S. Holder will not be a taxable transaction for United States federal income tax purposes. A U.S. Holder's initial basis in Rights Shares acquired upon exercise of a Right generally will be equal to the Subscription Price plus the U.S. Holder's basis (if any) in the Right in U.S. dollars. Subject to the PFIC rules discussed below, the holding period for Rights Shares acquired on the exercise of a Right will begin on the date of exercise.

Passive Foreign Investment Corporation Rules

If the Company is considered a "passive foreign investment company" under the meaning of Section 1297 of the Code (a "PFIC") at any time during a U.S. Holder's holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Rights or Rights Shares. The Company believes that it was classified as a PFIC for its tax year ended December 31, 2015, and based on current business plans and financial expectations, the Company expects to be a PFIC for its current tax year ending December 31, 2016 and may be a PFIC in future tax years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company concerning its PFIC status or that the Company was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisors regarding the PFIC status of the Company.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621.

The Company generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Company is passive income (the "income test") or (b) 50% or more of the value of the Company's assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the "asset test"). "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all (85% or more) of a foreign corporation's commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

For purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, "passive income" does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a "related person" (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Company is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares, Rights and Rights Shares will depend on whether such U.S. Holder makes a timely election to treat the Company (and/or a Subsidiary PFIC) as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election") or makes a timely mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to Common Shares or Rights Shares (as described below, a QEF Election will not be available with respect to the Rights). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a "Non-Electing U.S. Holder".

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Rights and Rights Shares and (b) any excess distribution received on the Common Shares and Rights Shares. A distribution generally will be an "excess distribution" to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder's holding period for the Common Shares and Rights Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, Rights and Rights Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any excess distribution received on such Common Shares and Rights Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Common Shares, Rights, or Rights Shares, as applicable. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible.

If the Company is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Rights Shares or Rights, the Company will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years. If the Company ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Rights Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares and Rights Shares were sold on the last day of the last tax year for which the Company was a PFIC. No such election, however, may be made with respect to Rights.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Under the rules described below, the holding period for the Rights Shares will begin on the date a U.S. Holder acquires the Rights. This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Rights Shares. Thus, a U.S. Holder will have to account for Rights Shares and Common Shares under the PFIC rules and the applicable elections differently. See discussion below under "QEF Election" and under "Mark-to-Market Election".

QEF Election

A U.S. Holder that makes a timely QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely QEF Election will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the Company, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Company, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Company is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Company. However, for any tax year in which the Company is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

A U.S. Holder that makes a timely QEF Election with respect to the Company generally (a) may receive a tax-free distribution from the Company to the extent that such distribution represents "earnings and profits" of the Company that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder's tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as "timely" if such QEF Election is made for the first year in the U.S. Holder's holding period for the Common Shares in which the Company was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year. If a U.S. Holder does not make a timely QEF Election for the first year in the U.S. Holder's holding period for the Common Shares, the U.S. Holder may still be able to make a timely QEF Election in a subsequent year if such U.S. Holder also makes a "purging" election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares were sold for their fair market value on the day the QEF Election is effective.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Company ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Company is not a PFIC. Accordingly, if the Company becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Company qualifies as a PFIC.

Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Rights), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held.

Consequently, if a U.S. Holder of Common Shares makes a QEF Election, such election generally will not be treated as a timely QEF Election with respect to Rights Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder's Rights Shares. However, a U.S. Holder of Rights Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Rights Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Rights Shares were sold for fair market value on the date such U.S. Holder acquired them. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Rights by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisors regarding the application of the PFIC rules to the Common Shares, Rights, and Rights Shares.

U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in the event that the Company is a PFIC and a U.S. Holder wishes to make a QEF Election. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares and with respect to the shares in any Subsidiary PFICs. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if the Company does not provide the required information with regard to the Company or any of its Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Rights Shares are marketable stock. The Common Shares and Rights Shares generally will be "marketable stock" if the Common Shares and Rights Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be "regularly traded" for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder's holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder's Rights Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Rights Shares received will automatically be marked-to-market in the year of exercise. Because a U.S. Holder's holding period for Rights Shares includes the period during which such U.S. Holder held the Rights, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Rights Shares after the beginning of such U.S. Holder's holding period for the Rights Shares unless the Rights Shares are acquired in the same tax year as the year in which the U.S. Holder received its Rights. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Rights Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Rights Shares, as of the close of such tax year over (b) such U.S. Holder's tax basis in the Common Shares and any Rights Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Common Shares and any Rights Shares, over (ii) the fair market value of such Common Shares and any Rights Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder's tax basis in the Common Shares and Rights Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Rights Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to- Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed U.S. federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Rights Shares cease to be "marketable stock" or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Rights Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares and Rights Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares, Rights or Rights Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares, Rights or Rights Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares, Rights or Rights Shares.

In addition, a U.S. Holder who acquires Common Shares, Rights or Rights Shares from a decedent will not receive a "step up" in tax basis of such Common Shares, Rights or Rights Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Rights and Rights Shares.

Taxation of Common Shares

The following discussion is subject in its entirety to the rules described above under the heading "Passive Foreign Investment Corporation Rules".

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any non-U.S. income tax withheld from such distribution) to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see "Taxation of Common Shares – Sale or Other Taxable Disposition of Common Shares" below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not constitute qualified dividend income eligible for the "dividends received deduction". Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Subject to the PFIC rules discussed above, preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the receipt, exercise, termination or disposition of Rights and the ownership and disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source". Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their "net investment income," which includes dividends on the Common Shares, and net gains from the disposition of the Rights or Common Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and mark-to-market inclusions and deductions are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, that distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of Rights or Common Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Common Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election which will be effective with respect to all interests in controlled foreign corporations and QEFs held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Rights and Common Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by certain financial institutions, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Rights or Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on Common Shares, and proceeds arising from the sale or other taxable disposition of, Rights or Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

ELIGIBILITY FOR INVESTMENT

In the opinion of Thorsteinssons LLP, special Canadian tax counsel to the Company, based on the provisions of the Tax Act and the Regulations in effect on the date hereof, provided the Common Shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSX) at the particular time, the Rights and the Common Shares issued on the exercise of such Rights will, at that particular time, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), a registered retirement income fund ("RRIF"), a deferred profit sharing plan, a registered education savings plan and a tax-free savings account ("TFSA") (each, a "Registered Plan"), provided, in the case of Rights, the Company deals at arm's length for the purposes of the Tax Act with each person who is an annuitant, a beneficiary, an employer, or a subscriber under, or a holder of, the Registered Plan.

Notwithstanding that the Rights and the Common Shares issuable upon exercise of the Rights may be qualified investments as described above, the holder of a TFSA or the annuitant under a RRSP or RRIF that holds Rights or Common Shares will be subject to a penalty tax if such Rights or Common Shares are a "prohibited investment" for the purposes of the Tax Act. The Rights and the Common Shares will be a "prohibited investment" if the holder of a TFSA or the annuitant of a RRSP or RRIF, as the case may be: (i) does not deal at arm's length with the Company for the purposes of the Tax Act; or (ii) has a "significant interest" (within the meaning of the Tax Act) in the Company.

Prospective investors who intend to hold Rights or Common Shares in a TFSA, RRSP or RRIF should consult their own tax advisors to ensure the Common Shares and Rights would not be a prohibited investment in their particular circumstances.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The Company's auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, V6C 3S7.

The registrar and transfer agent for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

PricewaterhouseCoopers LLP has advised the Company that it is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

The following individuals reside outside of Canada and have appointed the agent listed below for service of process in Canada:

Name of Person	Name and Address of Agent

Michael Johnston, the President and Chief Executive Officer of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Shontel Norgate, the Chief Financial Officer of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Geoff Loudon, the Chairman and a director of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Russell Debney, a director of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Cynthia Thomas, a director of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Mohammed Al Barwani, a director of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Tariq Al Barwani, a director of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Mark Horn, a director of the Company	DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5

Ian Lipton, an author of the Solwara 1 and 12 Report(1)	Nautilus Minerals Inc., Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5

Peter Munro, an author of the Solwara 1 and 12 Report(1)	Nautilus Minerals Inc., Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5

Phil Jankowski, an author of the Solwara 1 and 12 Report(1)	Nautilus Minerals Inc., Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5

James Jonathan Lowe, an author of the Solwara 1 and 12 Report(1)	Nautilus Minerals Inc., Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5

Matthew Nimmo, an author of the Updated CCZ Report(1)	Nautilus Minerals Inc., Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5

Charles Morgan, an author of the Updated CCZ Report(1)	Nautilus Minerals Inc., Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5

Name of Person	Name and Address of Agent

Davey Banning, an author of the Updated CCZ Report(1)	Nautilus Minerals Inc., Suite 1702, 141 Adelaide Street West, Toronto, Ontario M5H 3L5

(1)	The "Solwara 1 and 12 Report" and the "Updated CCZ Report" have the meaning given under "Definitions" in the AIF.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, or resides outside of Canada, even if the party has appointed an agent for service of process.

INTEREST OF EXPERTS

Thorsteinssons LLP has prepared the opinion and disclosure contained in this prospectus under the headings "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment". As of the date hereof, the partners and associates of Thorsteinssons LLP, as a group, beneficially own, directly or indirectly, less than one percent (1%) of the outstanding Common Shares.

See also "Interests of Experts" in the AIF.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities, which right includes the right to withdraw from an agreement to subscribe for the Common Shares underlying the Rights. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

C-1

CERTIFICATE OF NAUTILUS

Dated: February 23, 2016

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of all provinces of Canada other than Quebec.

(Signed)	MICHAEL JOHNSTON	(Signed)	SHONTEL NORGATE
	Chief Executive Officer		Chief Financial Officer

On behalf of the Board of Directors

(Signed)	CYNTHIA THOMAS	(Signed)	RUSSELL DEBNEY
	DIRECTOR		DIRECTOR

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

Exhibit
Number	Description

2.1*	The Registrant’s annual information form dated March 30, 2015 for the year ended December 31, 2014.

2.2*	The Registrant’s audited consolidated financial statements for the years ended December 31, 2014 and December 31, 2013, together with the notes thereto and the auditors' report thereon.

2.3*	The Registrant’s management's discussion and analysis for the years ended December 31, 2014 and December 31, 2013.

2.4*	The Registrant’s unaudited consolidated financial statements for the three and nine month periods ended September 30, 2015 and September 30, 2014, together with the notes thereto.

2.5*	The Registrant’s management's discussion and analysis for the nine months ended September 30, 2015, filed on SEDAR on November 9, 2015.

2.6*	The Registrant’s material change report dated December 16, 2015 and filed on SEDAR on December 16, 2015, with respect to entering into a new agreement with Tongling Nonferrous Metals Group Co. Ltd. for the sale of the product extracted from the Registrant’s Solwara 1 deposit.

2.7*	The Registrant’s material change report dated May 7, 2015 and filed on SEDAR on May 7, 2015, with respect to a change of directors of the Registrant.

2.8*	The Registrant’s material change report dated February 4, 2015, with respect to the pre- payment of the charterer's guarantee relating to the construction of the production support vessel.

2.9*	The Registrant’s management information circular dated May 7, 2015, prepared in connection with the Registrant’s annual meeting of shareholders held on June 16, 2015.

2.10

The Registrant’s material change report dated February 11, 2016 and filed on SEDAR on February 11, 2016, with respect to the announcement of the rights offering and the filing of the preliminary prospectus.

3.1	Consent of PricewaterhouseCoopers LLP

3.2*	Consent of Thorsteinssons LLP

3.3*	Consent of Ian Lipton.

3.4*	Consent of Peter Munro.

3.5*	Consent of Phil Jankowski.

3.6*	Consent of James Jonathan Lowe.

3.7*	Consent of Matthew Nimmo.

3.8*	Consent of Charles Morgan.

3.9*	Consent of Davey Banning.

4.1*	Powers of Attorney (included on the signature page of this Registration Statement).

________
* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, Queensland, Australia, on February 23, 2016.

NAUTILUS MINERALS INC.

By:	/s/ Michael Johnston

	Name:	Michael Johnston

	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by or on behalf of the following persons in the capacities indicated, on February 23, 2016.

Signature	Title

/s/ Michael Johnston	President and Chief Executive Officer
Michael Johnston	(Principal Executive Officer)

*	Chief Financial Officer
Shontel Norgate	(Principal Financial and Principal Accounting Officer)

*	Director and Chair
Geoffrey Loudon

*	Director
Russell Debney

*	Director
Cynthia Thomas

*	Director
Dr. Mohammed Al Barwani

*	Director
Mark Horn

*	Director
Tariq Al Barwani

*By: /s/ Michael Johnston
Michael Johnston
Attorney-in-fact

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned certifies that it is the duly authorized United States representative of the Registrant and has duly signed this Amendment No. 1 to the Registration Statement in the City of Newark, State of Delaware, on February 23, 2016.

PUGLISI AND ASSOCIATES

By:	/s/ Donald Puglisi

	Name:	Donald Puglisi

	Title:	President

INDEX TO EXHIBITS

Exhibit
Number	Description

2.1*	The Registrant’s annual information form dated March 30, 2015 for the year ended December 31, 2014.

2.2*	The Registrant’s audited consolidated financial statements for the years ended December 31, 2014 and December 31, 2013, together with the notes thereto and the auditors' report thereon.

2.3*	The Registrant’s management's discussion and analysis for the years ended December 31, 2014 and December 31, 2013.

2.4*	The Registrant’s unaudited consolidated financial statements for the three and nine month periods ended September 30, 2015 and September 30, 2014, together with the notes thereto.

2.5*	The Registrant’s management's discussion and analysis for the nine months ended September 30, 2015, filed on SEDAR on November 9, 2015.

2.6*	The Registrant’s material change report dated December 16, 2015 and filed on SEDAR on December 16, 2015, with respect to entering into a new agreement with Tongling Nonferrous Metals Group Co. Ltd. for the sale of the product extracted from the Registrant’s Solwara 1 deposit.

2.7*	The Registrant’s material change report dated May 7, 2015 and filed on SEDAR on May 7, 2015, with respect to a change of directors of the Registrant.

2.8*	The Registrant’s material change report dated February 4, 2015, with respect to the pre- payment of the charterer's guarantee relating to the construction of the production support vessel.

2.9*	The Registrant’s management information circular dated May 7, 2015, prepared in connection with the Registrant’s annual meeting of shareholders held on June 16, 2015.

2.10

The Registrant’s material change report dated February 11, 2016 and filed on SEDAR on February 11, 2016, with respect to the announcement of the rights offering and the filing of the preliminary prospectus.

3.1	Consent of PricewaterhouseCoopers LLP

3.2*	Consent of Thorsteinssons LLP

3.3*	Consent of Ian Lipton.

3.4*	Consent of Peter Munro.

3.5*	Consent of Phil Jankowski.

3.6*	Consent of James Jonathan Lowe.

3.7*	Consent of Matthew Nimmo.

3.8*	Consent of Charles Morgan.

3.9*	Consent of Davey Banning.

4.1*	Powers of Attorney (included on the signature page of this Registration Statement).

________
* Previously filed.